UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

RECEIVED
JUN 23 2003
PROCESSING SECTION
WASH. D.C. 181

FORM 11-K



03023557

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) of THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) of THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from _____ to _____

Commission file number 0-516

SONOCO SAVINGS PLAN

PROCESSED
JUN 25 2003
THOMSON FINANCIAL

SONOCO PRODUCTS COMPANY
ONE NORTH SECOND STREET
POST OFFICE BOX 160
HARTSVILLE, SOUTH CAROLINA 29551-0160

Sonoco Savings Plan

Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

Sonoco Savings Plan
Contents
December 31, 2002 and 2001



PricewaterhouseCoopers LLP
214 N. Tryon Street
Suite 3600
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Accountants

To the Participants and Employee Benefits Committee of the
Sonoco Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Sonoco Savings Plan at December 31, 2002 and 2001, and the changes in the net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 8, 2003

Sonoco Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001

(in thousands of dollars)	**2002**	**2001**
Assets		
Investments	$ 398,371	$ 395,291
Contribution receivable - employer	1,181	997
	399,552	396,288
Liabilities and Net Assets Available for Plan Benefits		
Accounts payable, trustee	-	15
Net assets available for plan benefits	$ 399,552	$ 396,273

The accompanying notes are an integral part of these financial statements.

Sonoco Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2002 and 2001

(in thousands of dollars)	2002	2001
Investment income (loss)		
Net appreciation (depreciation)	$ (45,475)	$ 4,484
Interest and dividends	11,154	11,414
	(34,321)	15,898
Investment expenses	(66)	(440)
Net investment income (loss)	(34,387)	15,458
Contributions		
Sonoco Products Company	11,481	8,513
Employees	24,398	21,618
Transfers in from other qualified plans (Note 7)	35,896	8,079
Benefits paid directly to participants	(34,109)	(36,246)
Increase in net assets available for plan benefits	3,279	17,422
Net assets available for plan benefits		
Beginning of year	396,273	378,851
End of year	$ 399,552	$ 396,273

The accompanying notes are an integral part of these financial statements.

1. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Contributions

Contributions from Sonoco Products Company (the "Company" or "employer") are recorded in the year and in the amount authorized by the Company's Board of Directors (the "Board"). The contribution receivable from the Company represents amounts authorized at year-end, but not yet received by the Sonoco Savings Plan (the "Plan"). Contributions from employees of the Company are recorded in the year in which the employee contributions are withheld. All contributions from the Company are in the form of Sonoco Products Company common stock or cash payments. As of January 1, 2001, all employee and employer contributions are considered to be participant directed.

Investment Valuation

Participants can invest in the Bond Market Index Fund, Conservative Strategic Balanced Fund, Moderate Strategic Balanced Fund, Aggressive Strategic Balanced Fund, S&P 500 Index Fund, S&P MidCap Fund, Russell 2000 Index Fund, Self-Managed Account, International Stock Index Fund, Stable Value Fund or the Sonoco Stock Fund.

Investments in the Stable Value Fund are valued principally at contract value. Investments in the Bond Market Index Fund, Conservative Strategic Balanced Fund, Moderate Strategic Balanced Fund, Aggressive Strategic Balanced Fund, S&P 500 Index Fund, S&P MidCap Fund, Russell 2000 Index Fund, Self-Managed Account and the International Stock Index Fund are stated at fair value of the underlying assets of the respective fund's portfolio. Investments in the Sonoco Stock Fund are valued at quoted market prices.

Participant loans are valued at cost which approximates fair value.

Income Recognition

The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation or depreciation in the fair value of its investments that consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date.

Risks and Uncertainties

The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make significant estimates and assumptions that affect the reported amounts of net assets at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting periods. Actual results could differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
All trust and custodial expenses and investment management fees are paid by the Plan. These expenses are netted against the investment returns on the statements of changes in net assets available for plan benefits.

2. Description of Plan

The Plan is a defined contribution plan covering a majority of all U.S. employees with at least 30 days of service. Participants may elect to defer up to 20 percent and 16 percent of gross pay through payroll deductions for 2002 and 2001, respectively. Contributions may be pre-tax, after-tax or a combination thereof. The maximum annual pre-tax contribution for any participant is $11,000 and $10,500 for 2002 and 2001, respectively. Participants over age 50 may contribute additional pre-tax contributions to the Plan, up to a maximum of $1,000, subject to certain catch-up rules. Total annual contributions, including employer matching contributions are limited to $40,000 or 10 percent of gross pay in 2002 and $35,000 or 25 percent of gross pay in 2001, whichever is less. The Company provides employer matching contributions of Company common stock or cash in amounts determined annually by the Board. The Company may elect to provide additional contributions at the discretion of its Board. Effective January 1, 2002, participants are immediately vested in Company contributions and earnings. Participants are fully vested in their own contributions and earnings thereon at all times. Under the Plan, participants may elect to have their account balances invested in 1 percent increments in eight index funds, a Company stock fund, or a stable value fund. Once a participant's total account balance has been established and certain criteria are met, the participant can transfer funds into a Self-Managed Account as well.

Upon termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum distribution in either cash or Company common stock, in five equal annual installments of cash, or receive a distribution quarterly of an amount not less than $1,000. The participant may also elect to leave the funds in the Plan until age 70-1/2 if their balance is greater than $5,000.

Participants may borrow from their account balances. The minimum amount of any loan is $1,000 and the maximum is $50,000 or 50 percent of a participant's available balance (total vested balance less any outstanding loan balances taken in the previous twelve months), whichever is less. Loans are repaid through payroll deductions over a period of no more than five years for a personal loan or twenty years for a residential loan. Interest is charged at a fixed rate for the full term of the loan. The rate is based on the prime rate at the end of the fiscal quarter prior to loan origination plus 1 percent (5.25 percent at December 31, 2002).

Forfeitures of account balances will be used to reduce future employer contributions. At December 31, 2002, forfeited nonvested accounts totaled approximately $71,312.

Effective January 1, 2002, the Company matching contributions for periods subsequent to January 1, 2002 are equal to 100 percent on the first 3 percent of employee before-tax contributions, 50 percent on the next 2 percent of employee before-tax contributions and no match on after-tax contributions. Also effective January 1, 2002, participants have the option to continue to reinvest Sonoco Stock Fund dividends in the Savings Plan or to receive these dividends in cash.

The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended.

Participants should refer to the Plan document for a more complete description of the Plan.

3. Investments

State Street Global Advisors ("SSGA") served as the trustee of the Plan in both 2002 and 2001. SSGA managed investment options include the S&P 500 Index Fund, Bond Market Index Fund, Russell 2000 Index Fund, International Stock Index Fund, Conservative Strategic Balanced Fund, Moderate Strategic Balanced Fund, Aggressive Strategic Balanced Fund, S&P MidCap Fund, Self-Managed Account, Stable Value Fund and Sonoco Stock Fund.

S&P 500 Index Fund
The S&P 500 Index Fund invests in all 500 common stocks included in the S&P 500 Index.

Bond Market Index Fund
The Bond Market Index Fund invests primarily in government, corporate, mortgage-backed and asset-backed securities and is a diversified portfolio that is representative of the domestic bond market.

Russell 2000 Index Fund
The Russell 2000 Index Fund invests in the 2000 small cap stocks that comprise the Russell 2000 Index.

International Stock Index Fund
The International Stock Index Fund invests in the stocks in the Morgan Stanley Capital International EAFE Index, a compilation of international equities.

Conservative Strategic Balanced Fund
The Conservative Strategic Balanced Fund seeks to provide income from fixed income securities and some growth of principal from stock funds. The Fund's risk profile is somewhat conservative due to an emphasis on bond holdings.

Moderate Strategic Balanced Fund
The Moderate Strategic Balanced Fund seeks to provide income from fixed income securities and growth of principal from stock funds. The funds risk profile is moderate due to the presence of well-diversified stock and bond holdings.

Aggressive Strategic Balanced Fund
The Aggressive Strategic Balanced Fund seeks to provide growth of principal from stock funds and some income from fixed income securities. The Fund's risk profile is somewhat aggressive due to its emphasis on stock holdings.

S&P MidCap Fund
The S&P MidCap invests in all stocks in the S&P MidCap 400 Index in proportion to their weighting in the Index.

Self-Managed Account
The Self-Managed Account allows employees to invest in a wide variety of mutual funds. To invest in the Self-Managed Account, participants must transfer funds from other investment options. The initial investment must be at least $2,500 and the total amount in the Self-Managed Account cannot exceed 50% of the participant's vested account balance.

Stable Value Fund
The Stable Value Fund, formerly known as the Interest Income Fund, was managed by Fidelity Management Trust Company until March 31, 2002. Effective April 1, 2002, StateStreet Global Advisors assumed management of this fund. The Stable Value Fund invests primarily in fixed interest investment contracts and fully benefit responsive synthetic investment contracts, which are supported by underlying assets owned by the Plan. Assets underlying the synthetic investment contracts include government securities, private and public mortgage-backed securities, investment grade corporate obligations and cash equivalents held for liquidity purposes. These synthetic investment contracts are credited with earnings on the underlying investments and charged for benefit withdrawals and administrative expenses. The fixed interest investment contracts are included in the financial statements of the Plan at contract value as reported to the Plan by GE Life and Annuity Company, Travelers Life and Annuity Company, Principal Life Insurance Company and Safeco Life Insurance Company. Contract value represents contributions made under the contract, plus earnings, less benefit withdrawals and administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yields were approximately 5.17 percent at December 31, 2002. The crediting interest rates were 5.65 percent at December 31, 2002. The crediting interest rate is based on a formula agreed upon with the issuer, with no guaranteed minimum crediting interest rate provided.

Sonoco Stock Fund
Employees may also elect to invest in the Sonoco Stock Fund that consists solely of investments in Company common stock and cash equivalents held for liquidity purposes.

Allocation of contributions to investment funds, in 1 percent increments, is based on each participant's election.

The following individual investments represent 5 percent or more of the Plan's net assets at December 31 of one or both years:

(in thousands of dollars)	2002	2001
Investments at fair value		
Sonoco Products Company Common Stock (3,625,361 and 3,842,250 shares, respectively)	$ 83,130	$ 102,127
State Street Global Advisors S&P 500 Index Fund (8,699,308 and 8,233,592 shares, respectively)	88,852	108,138
StateStreet Global Advisors Bond Market Index Fund (1,665,172 and 1,113,929, shares, respectively)	23,973	14,566

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciation in value by $(45,475) and $4,484 as follows:

(in thousands of dollars)	2002	2001
Mutual funds	$ (31,902)	$ (15,310)
Common stock	(13,573)	19,794
	$ (45,475)	$ 4,484

4. Related Party Transactions

Certain Plan investments are shares of mutual funds or money market funds managed by StateStreet Global Advisors and State Street Bank & Trust Company ("StateStreet"). StateStreet is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

5. Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated May 31, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. The Company has requested, but not yet received, an updated IRS determination letter via letter dated February 26, 2002. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

A participant must pay regular income tax plus a 10 percent excise tax for withdrawal of any portion of his accumulated pre-tax account balance, or the portion of his after-tax account balance representing Company contributions or earnings prior to retirement, disability or attaining age 59-1/2. The 10 percent excise tax is waived if the withdrawal is to cover uninsured medical bills that are otherwise deductible for tax purposes. Withdrawal of the pre-tax account balance, or the portion of the after-tax account balance representing Company contributions or earnings, after retirement, disability or attaining age 59-1/2 is subject to regular income tax.

6. Contributions

For the fiscal years ended December 31, 2002 and 2001, employer contributions made entirely in Company common stock under the Plan were approximately $1.2 million and $1.0 million, respectively. All other employer contributions were made in cash.

7. Asset Transfers

The Company acquired Hayes Manufacturing Group, Inc., Phoenix Packaging Corporation, U.S. Paper Mills Corporation, and a paper mill located in Hutchinson, Kansas during 2001. Benefit plans related to the acquired companies were merged into the Plan during 2002.

Sonoco Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2002

Schedule I

Identity of Issue	Description of Investment	Rate of Interest	Maturity Date	Current Value (in 000's of dollars)
Abbey National plc	Corporate Bonds	6.69%	10/17/2005	$ 648
American Express Master Trust	Asset Backed Securities	5.90%	4/15/2004	4,076
American General Finance	Corporate Bonds	5.88%	7/14/2006	646
Americredit Automobile Receivables Trust	Asset Backed Securities	7.02%	12/12/2005	3,148
Americredit Automobile Receivables Trust	Asset Backed Securities	5.01%	7/14/2008	1,271
Americredit Automobile Receivables Trust	Asset Backed Securities	3.55%	2/12/2009	1,543
Atlantic Richfield Company	Corporate Bonds	10.88%	7/15/2005	1,209
Bank of America Corporation	Corporate Bonds	7.88%	5/16/2005	676
Bank of America Corporation	Corporate Bonds	4.75%	10/15/2006	529
Bank One Corporation	Corporate Bonds	7.63%	8/1/2005	592
Bank One Corporation	Corporate Bonds	6.50%	2/1/2006	381
Bear Stearns Commercial Mortgage Securities, Inc.	Asset Backed Securities	3.97%	11/11/2035	1,257
Boston Edison Company	Asset Backed Securities	6.62%	3/15/2007	412
Capital One Master Trust	Asset Backed Securities	5.30%	6/15/2009	237
Capital One Secured Note Trust	Asset Backed Securities	3.85%	8/1/2007	828
Citibank Credit Card Master Trust I	Asset Backed Securities	Zero Coupon	8/15/2006	973
Credit Suisse First Boston	Asset Backed Securities	5.26%	12/15/2035	481
Credit Suisse First Boston	Asset Backed Securities	6.04%	6/15/2034	384
CS First Boston Mortgage Securities Corporation	Asset Backed Securities	7.29%	9/15/2009	937
Dayton Hudson Credit Card Master Trust	Asset Backed Securities	5.90%	5/15/2006	3,076
Discover Card Master Trust I	Asset Backed Securities	5.60%	5/16/2006	2,587
DLJ Commercial Mortgage Corp.	Asset Backed Securities	6.41%	2/15/2008	897
DLJ Commercial Mortgage Corp.	Asset Backed Securities	7.45%	6/10/2033	885
Eksportfinans A/S	Corporate Bonds	5.75%	6/6/2006	304
Federal Home Loan Mortgage Corporation	U.S. Government Debt Issue	5.50%	7/15/2022	1,975
Federal Home Loan Mortgage Corporation	U.S. Government Debt Issue	7.00%	3/15/2008	2,730
Federal Home Loan Mortgage Corporation.	U.S. Government Debt Issue	7.00%	6/15/2010	442
Federal Home Loan Mortgage Corporation	U.S. Government Debt Issue	6.00%	9/15/2031	1,138

Sonoco Savings Plan
Schedule of Assets (Held at End of Year) (Continued)
December 31, 2002

Schedule I

Identity of Issue	Description of Investment	Rate of Interest	Maturity Date	Current Value (in 000's of dollars)
Federal Home Loan Mortgage Corporation	U.S. Government Debt Issue	6.75%	4/25/2021	513
Federal Home Loan Mortgage Corporation	U.S. Government Debt Issue	6.25%	11/15/2022	934
Federal Home Loan Mortgage Corporation	U.S. Government Debt Issue	6.50%	3/15/2023	579
Federal Home Loan Mortgage Corporation	U.S. Government Debt Issue	6.00%	3/15/2022	1,181
Federal Home Loan Mortgage Corporation	U.S. Government Debt Issue	6.25%	12/15/2020	772
Federal Home Loan Mortgage Corporation	U.S. Government Debt Issue	6.25%	1/15/2023	434
Federal Home Loan Mortgage Corporation	U.S. Government Debt Issue	6.00%	5/15/2031	542
Federal Home Loan Mortgage Corporation	U.S. Government Debt Issue	6.00%	6/15/2031	319
Federal Home Loan Mortgage Corporation	U.S. Government Debt Issue	6.00%	9/15/2031	1,125
Federal National Mortgage Association	U.S. Government Debt Issue	4.50%	5/25/2020	4,096
Federal National Mortgage Association	U.S. Government Debt Issue	6.50%	11/15/2007	1,339
Federal National Mortgage Association	U.S. Government Debt Issue	6.50%	6/25/2021	915
Federal National Mortgage Association	U.S. Government Debt Issue	6.35%	1/15/2022	716
Federal National Mortgage Association	U.S. Government Debt Issue	6.50%	12/15/2022	682
Federal National Mortgage Association	U.S. Government Debt Issue	6.50%	2/15/2022	1,113
Federal National Mortgage Association	U.S. Government Debt Issue	6.50%	2/15/2022	1,267
Federal National Mortgage Association	U.S. Government Debt Issue	5.50%	1/15/2023	427
Federal National Mortgage Association	U.S. Government Debt Issue	7.00%	6/15/2023	602
Federal National Mortgage Association	U.S. Government Debt Issue	6.00%	10/15/2022	1,064
Federal National Mortgage Association	U.S. Government Debt Issue	4.49%	4/20/2006	866
Federal National Mortgage Association	U.S. Government Debt Issue	5.50%	2/15/2006	4,539
Federal National Mortgage Association	U.S. Government Debt Issue	7.00%	7/15/2005	6,206
Freddie Mac	U.S. Government Debt Issue	7.00%	7/15/2005	6,283
Freddie Mac	U.S. Government Debt Issue	6.25%	7/15/2004	2,678
Ford Credit Auto Owners Trust	Asset Backed Securities	4.14%	12/15/2005	155
GE Capital Commercial Mortgage Corporation	Asset Backed Securities	6.03%	8/15/2033	1,073
Household Private Label Credit Card Master Note Trust	Asset Backed Securities	4.95%	6/15/2008	997

Sonoco Savings Plan
Schedule of Assets (Held at End of Year) (Continued)
December 31, 2002

Schedule I

Identity of Issue	Description of Investment	Rate of Interest	Maturity Date	Current Value (in 000's of dollars)
Household Private Label Credit Card Master Note Trust	Asset Backed Securities	5.50%	1/18/2011	327
International Bank for Reconstruction and Development	U.S. Government Debt Issue	5.00%	3/28/2006	1,080
J.P. Morgan Chase	Corporate Bonds	5.35%	3/1/2007	243
J.P. Morgan Chase	Corporate Bonds	5.63%	8/15/2006	316
J.P. Morgan Commercial Mortgage Finance Corp.	Asset Backed Securities	7.11%	8/15/2032	434
LB Commercial Conduit Mortgage Trust	Asset Backed Securities	6.78%	4/15/2009	915
MBNA Master Credit Card Trust	Asset Backed Securities	4.95%	6/15/2009	1,240
MBNA Master Credit Card Trust	Asset Backed Securities	6.90%	1/15/2008	2,226
Merrill Lynch & Company	Corporate Bonds	6.13%	5/16/2006	109
Merrill Lynch & Company Medium Term Notes	Corporate Bonds	6.15%	1/26/2006	541
Morgan Stanley Dean Witter and Co.	Corporate Bonds	7.75%	6/15/2005	575
Morgan Stanley Dean Witter and Co.	Corporate Bonds	5.80%	4/1/2007	260
Ontario Province Canada	Government Bond	6.00%	2/21/2006	2,691
Onyx Acceptance Owner Trust	Asset Backed Securities	7.00%	11/15/2004	2,076
Province of British Columbia	Government Bond	4.63%	10/3/2006	1,167
Prudential Home Mortgage Securities Co.	Asset Backed Securities	6.50%	12/15/2008	286
Rio Tinto Finance United States	Corporate Debt Issue	5.75%	7/3/2006	683
Salomon Brothers Mortgage Securities VII Inc.	Asset Backed Securities	7.30%	7/15/2033	1,909
Salomon Smith Barney	Corporate Bonds	5.88%	3/15/2006	1,761
Sears Credit Account Master Trust II	Asset Backed Securities	7.25%	11/15/2007	989
Sears Credit Account Master Trust II	Asset Backed Securities	5.25%	10/16/2008	3,798
Sears Credit Account Master Trust II	Asset Backed Securities	6.75%	9/16/2009	211
Texas Utilities Company	Corporate Bonds	6.38%	10/1/2004	1,008
U.S. Treasury Bonds	U.S. Government Debt Issue	11.75%	2/15/2010	11,142
U.S. Treasury Notes	U.S. Government Debt Issue	6.50%	10/15/2006	3,072
Wells Fargo Bank San Francisco	Corporate Bonds	7.80%	6/15/2010	1,111
AIG Financial Products Corp.	Global Wrap	5.06%	Open	(1,394)
J.P. Morgan Chase Bank	Global Wrap	5.06%	Open	(1,394)

Sonoco Savings Plan
Schedule of Assets (Held at End of Year) (Continued)
December 31, 2002

Schedule I

Identity of Issue	Description of Investment	Rate of Interest	Maturity Date	Current Value (in 000's of dollars)
Monumental Life Insurance Company	Global Wrap	5.06%	Open	(1,394)
Westdeutsche Landesbank	Global Wrap	5.06%	Open	(1,394)
StateStreet Global Advisors Yield Enhanced STIF*	STIF	1.63%	Open	16,747
GE Life and Annuity	Guaranteed Investment Contract	5.95%	2/6/2004	3,756
Travelers Life & Annuity Company	Guaranteed Investment Contract	3.66%	6/15/2007	5,006
Principal Life Insurance Company	Guaranteed Investment Contract	3.85%	3/15/2007	5,035
Safeco Life Insurance Company	Guaranteed Investment Contract	5.96%	2/10/2003	3,757
StateStreet Bank and Trust Company*	Commingled Mortgage Backed Index (CMBS)			7,367
StateStreet Global Advisors*	Bond Market Index Fund			23,973
StateStreet Global Advisors*	S&P 500 Index Fund			88,852
StateStreet Global Advisors*	Russell 2000 Index Fund			19,144
StateStreet Global Advisors*	International Stock Index Fund			4,997
StateStreet Global Advisors*	Conservative Strategic Balanced Fund			638
StateStreet Global Advisors*	Moderate Strategic Balanced Fund			555
StateStreet Global Advisors*	Aggressive Strategic Balanced Fund			497
StateStreet Global Advisors*	S&P MidCap Fund			3,439
StateStreet Global Advisors*	Money Market Fund**			493
Vanguard Investments Corporation	Vanguard Growth Index Fund**			85
Dodge and Cox	Dox and Cox Stock Fund**			67
Clipper	Clipper Fund**			54
Janus Capital Group, Inc.	Janus Twenty Fund**			48
Janus Capital Group, Inc.	Janus Overseas Fund**			29
Janus Capital Group, Inc.	Janus Worldwide Fund**			27
White Oak	White Oak Growth Stock Fund**			37
Weitz	Weitz Series Fund Inc.Value Portfolio**			32
Harbor Group Industries, Inc.	Harbor Capital Appreciation Fund**			27

Sonoco Savings Plan
Schedule of Assets (Held at End of Year) (Continued)
December 31, 2002

Schedule I

Identity of Issue	Description of Investment	Rate of Interest	Maturity Date	Current Value (in 000's of dollars)
StateStreet Brokerage Services, Inc.*	Other Mutual Funds**			1,146
Sonoco Products Company*	Common Stock, 3,625,361 shares original cost of $80,163,148			83,130
StateStreet Global Advisors*	Short-term Investment Fund - 564,999 shares			565
Employee loans receivable*	Participant loans	5.25% - 11.50%	1/1/2003 to 1/31/23	18,595
				$ 398,371

* Party in interest
** Individual assets included within the Self-Managed Account

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

SONOCO SAVINGS PLAN

By: Sonoco Products Company as Plan Administrator

June 20, 2003
Date

By /s/ Harris E. DeLoach, Jr.
Harris E. DeLoach, Jr.
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
23-1	Consent of Independent Accountants to Incorporation by Reference of Accountant's Report with Respect to Form 11-K for the Sonoco Savings Plan

Exhibit 23-1

PRICEWATERHOUSECOOPERS

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Sonoco Products Company (filed October 28, 2002, File No. 333-100799) of our report dated May 8, 2003 relating to the financial statements and supplemental schedule of the Sonoco Savings Plan as of December 31, 2002 and 2001, and for each of the two years in the period ended December 31, 2002, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Charlotte, North Carolina
June 20, 2003